UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- June 2022	2

The financial information related to January-June 2022 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).
Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Results presentation
The management will host a webcast to discuss the results at 10:00am CET on 28th July 2022. To access the webcast, please click here.

For more information, please contact:
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com); Isabel Beltrán (i.beltran@telefonica.com); Torsten Achtmann (torsten.achtmann@telefonica.com); ir@telefonica.com; Phone: +34 91 482 87 00

Telefónica Q2 2022 Financial Results                      28th July 2022
Strategic focus helps improved growth momentum

Highlights
•Strong results across core markets. In Spain, "miMovistar" gains traction, and "Solar 360" (photovoltaic solar JV with Repsol) was launched. In Germany, focus remains on network quality, and 5G rollout progresses ahead of plan, reaching 50% population coverage. Brazil strengthened its leadership with the integration of Oi mobile assets (R$5.4bn NPV of synergies) whilst improving commercial and financial trends. One year into the integration, which remains firmly on track, VMO2 UK continues to innovate (converged bundles, new TV product), accelerated its investments in the UK digital infrastructure and returned to revenue growth. T. Tech continues to integrate acquisitions and to improve its leading portfolio with new products (e.g. Virtual Data Center in USA) and partnerships (Red Hat/IBM, Proofpoint, Cisco…). T. Infra is strengthening its portfolio of FTTH vehicles, through the sale of a 45% stake in Bluevia in Spain announced on 25 July. Building on its track record in sustainable financing, Telefónica issued a new €1bn senior bond, to be allocated to environmental and social projects, already exceeding its €10bn sustainable financing goal.
•Leveraging opportunities. Potential in-market consolidation in Spain, European Recovery Funds and improved regulatory outlook in Europe. Modulating exposure with intact business momentum in T. Hispam, whilst maintaining optionality. T. Infra continued to capture growth opportunities whilst monetising at a rich multiple with a new fibre vehicle in Spain. Moreover, we are strongly committed to playing a critical role in the digital world. Aiming to increase our relevance, we support open initiatives for the development of NaaS opportunities.
•Updating 2022 guidance, expected to be in the "high-end" of the “low single digit growth” range for revenues and in the “mid-to-high-end” of the "low single digit growth" range in OIBDA terms.
•Reinforced growth profile driven by high value customer growth, product and service and digitalisation.
◦Fibre accesses up 18% y-o-y (UBB PPs 164.7m; +6%) with mobile contract up 9%1.
◦81% of processes were digitalised and managed in real time (+2 p.p vs Q2 21), increasing agility.
•Accelerated revenue and OIBDA y-o-y growth (reported and organic) despite a challenging environment.
•In organic terms, revenue +5.2% (+3.2% in Q1 22) and OIBDA +3.4% (+2.1% in Q1 22).
◦All business units growing y-o-y simultaneously in revenue.
◦Service revenues +3.9% organic vs. +2.0% in Q1 22 reflecting strong commercial traction.
•Reported revenue +0.8% vs. a decline of 9.0% in Q1 22; OIBDA underlying -3.5% (-11.3% in Q1 22).
◦Return to y-o-y revenue growth for the first time since Q3 19.
◦Increased revenue and OIBDA y-o-y in all markets; double-digit growth in Brazil and Hispam, steady OIBDA growth in Germany.
◦In June, on a like-for-like perimeter, revenues and underlying OIBDA grew 12.1% and 4.5% y-o-y respectively.
•Solid cash margin, (OIBDA-Capex)/Revenues up 0.2 p.p. organic y-o-y to 20% on a simplified operating model.
•FX increasingly supportive y-o-y mainly due to the appreciation of Brazilian real vs. the euro (revenue +€526m, OIBDA +€187m; vs. Q1 22 revenue +€242m, OIBDA +€95m). Positive FCF impact of +€127m in H1 22.
1 Including 100% of VMO2 and Oi mobile accesses and excluding Costa Rica and El Salvador

•FCF generation improved q-o-q to €835m in Q2 22, translating into €1,348m in H1 22, up 48.2% y-o-y reflecting changes in perimeter and higher spectrum in H1 21.
•Net financial debt stood at €28,817m. In Q2 22, it increased by €1.4bn mainly due to the announced acquisitions of Oi mobile assets and BE-terna. Including post-closing events reached €27.8bn.

	H1 22		Q2 22
	Reported (€m)	y-o-y reported % Chg	Reported (€m)	y-o-y reported % Chg

Revenue	19,450	(4.2)	10,040	0.8
OIBDA	6,345	(62.4)	3,146	(76.6)
OIBDA underlying	6,228	(7.9)	3,157	(3.5)
Net Income	1,026	(88.1)	320	(95.9)
FCF (incl. leases principal payments)	1,348	48.2	835	(4.8)
Net Financial Debt ex-leases	28,817	8.0[1]
1 Y-o-y change with reported net debt in H1 21 adjusted for Q4 21 Telxius transaction impacts.

	H1 22		Q2 22
	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg	Reported + 50% VMO2 JV (€m)	y-o-y organic % Chg

Revenue	22,402	4.2	11,519	5.2
OIBDA	7,465	2.7	3,712	3.4
OIBDA - CapEx (ex- spectrum)	4,480	5.3	2,045	4.1

Commenting on the results, José María Álvarez-Pallete, Chairman and CEO of Telefónica, said:
"We are pleased to report improved growth momentum as we continue to leverage opportunities in our markets and deliver towards our strategy focused on value creation. During the second quarter of the year we successfully launched miMovistar portfolio in Spain; Oi assets have been already integrated in Brazil, further strengthening our leadership; we are accelerating investments in UK digital infrastructure and returned to revenue growth for VMO2 in its first year on integration, whilst commercial and financial momentum remains intact in Germany. T. Tech continues to outgrow its market whilst it integrates newly acquired companies, and T. Infra has announced a new fibre vehicle in Spain to capture growth and crystallise value.
Revenue and OIBDA accelerated growth year-on-year in Q2 22, both in reported and organic terms, demonstrating our ability to proactively manage existing macro challenges. In reported terms, revenue grew annually for the first time since Q3 19 and organically, with all businesses growing simultaneously.
We are therefore proud to present half year results that are either above or at the high-end of our guided range, despite a tougher macro context. We feel very comfortable for the full year and we update the guidance to the high-end of guided revenue growth range and to the mid-to-high end of the range for OIBDA.
And finally, I am delighted to report that our net-zero target is the first in the sector to be validated by the Science-Based Targets initiative under its new Net-Zero Standard."

Outlook
Updating guidance for 2022 (organic2 including 50% of VMO2 JV) despite the uncertain macro environment.
•Revenues: from "low single digit growth" to “high-end of the low single digit growth” range.
•OIBDA: from "low single digit" growth to “mid-to-high-end of the low single digit growth”.
•CapEx (ex-spectrum) to sales ratio of up to 15% unchanged.

Shareholder remuneration confirmed for 2022
•2022 dividend of €0.30 per share will be paid in December 2022 (€0.15 per share) and in June 2023 (€0.15 per share) in cash. For the purpose of this second tranche, the adoption of the corresponding corporate resolutions will be proposed to the AGM.
•The second tranche of the 2021 dividend (€0.15 per share) has been paid in June 2022, through a voluntary scrip dividend, with 74.5% of shareholders opted for new shares.
•Reduction of share capital through the cancellation of the Company's own shares (139,275,057) in April 2022.
In addition, Telefónica announced that the adoption of the corresponding corporate resolutions will be proposed to the AGM for the cancellation of the shares representing 0.4% of the share capital held as treasury stock (June 30th, 2022).

2 Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela.
Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

Operational performance

TELEFÓNICA ACCESSES
Unaudited figures (thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Retail Accesses	341,122.7	343,474.8	341,887.8	344,945.5	343,688.4	359,158.4	4.6
Fixed telephony accesses	32,006.6	31,395.9	30,521.3	29,966.9	29,280.9	28,548.7	(9.1)
Broadband	25,586.7	25,662.6	25,713.4	25,833.3	25,836.4	25,924.4	1.0
UBB	21,071.9	21,481.7	21,873.3	22,281.8	22,554.8	22,920.1	6.7
FTTH	10,574.6	11,142.7	11,709.8	12,243.8	12,697.9	13,178.5	18.3
Mobile accesses	271,780.1	274,917.0	274,263.8	277,793.3	277,394.2	293,654.9	6.8
Prepay	131,508.6	131,764.2	129,147.7	129,675.7	126,690.6	135,528.7	2.9
Contract	113,511.4	114,988.2	115,899.8	117,432.1	118,439.0	124,163.1	8.0
IoT	26,760.1	28,164.6	29,216.4	30,685.4	32,264.7	33,963.1	20.6
Pay TV	11,447.2	11,258.2	11,152.0	11,111.7	10,951.7	10,811.9	(4.0)
Wholesale Accesses	23,066.4	23,747.4	23,854.6	24,173.3	24,680.5	25,007.9	5.3
Fixed wholesale accesses	3,698.1	3,679.6	3,699.8	3,694.5	3,703.1	3,681.5	0.1
Mobile wholesale accesses	19,368.3	20,067.8	20,154.8	20,478.8	20,977.4	21,326.4	6.3
Total Accesses	364,189.1	367,222.2	365,742.4	369,118.9	368,368.9	384,166.4	4.6
Notes:
- Includes VMO2's accesses since January 2021 and Oi mobile accesses since April 2022.
- FTTH accesses includes mainly Spain, Brazil and Hispam connections.
- Accesses in March 2022 include (in T. España) an update of 500k IoT accesses from December 2021.
- Accesses in June 2022 include (in VMO2) a -282k voice and -22k broadband legacy base adjustment relating to nil revenue connections.

OWN UBB COVERAGE
Unaudited figures (thousands)	2021				2022

	March	June	September	December	March	June	% Chg

UBB Premises passed	153,169.5	155,365.5	157,265.0	159,841.1	162,946.2	164,694.9	6.0
Owned (Fully/Partially)	77,915.4	79,256.3	80,881.7	82,857.7	84,879.7	86,013.7	8.5
Total FTTH	49,271.3	51,413.8	53,522.9	55,813.7	57,972.0	59,692.0	16.1
Owned (Fully/Partially)	47,917.2	49,635.7	51,439.5	53,473.2	55,505.5	57,053.6	14.9
Uptake FTTH	27%	27%	27%	27%	27%	27%	0.3 p.p.
Notes:
- Total premises passed include owned coverage in Spain, UK, Brazil and Hispam as well as third-party agreements. Includes VMO2's UBB premises passed since January 2021.
- FTTH uptake includes FTTH connected accesses in Spain (including wholesale), Brazil and Hispam divided by the total FTTH premises passed.
- 2021 numbers have been updated due to a regularisation of Peru's cable premises passed.

Improving customer base mix
The Group’s accesses base (including 100% of VMO2 and Oi mobile accesses and excluding Costa Rica and El Salvador) continued to increase, accelerating to +6% y-o-y (384.2m in Jun-22), due to high value accesses growth (FTTH +18% and mobile contract +9%).

Enhanced infrastructure and IT
Connectivity is vital to the digital world. At Telefónica we are constantly working on building future-proof, resilient, open, virtualised and secure networks capable of managing more and more traffic and a greater number of services.
One of our main network pillars is our fibre strategy, which is underpinned by our vision, technological leadership, and significant investment commitment. It allows us to optimise our 5G networks, support mobile backhaul and accommodate new capabilities, such as Edge computing. Our fibre vehicles enable footprint expansion while optimising CapEx and returns. Telefonica retains the world leadership (ex-China) in total UBB with PPs +6% y-o-y to 164.7m as of Jun-22 (86.0m own network, +9% y-o-y) and FTTH +16% y-o-y to 59.7m PPs (57.1m own network, +15% y-o-y).

Fibre network (XGS-PON ready) evolution lies on the Open Broadband project. The shift will be gradual, with lab and field tests during 2022, ahead of commercial rollout in 2023 in Brazil. Open access fixed customer equipment (in-house) totaled 47.5m, with 11.7m HGUs serving 94% of FTTH customers. In OPA-H (Open Access for Home), we are virtualising the application layer of our CPEs to build a differential value proposition open to third parties.
5G, another pillar, is revolutionary in its ability to be applied across all sectors and in facilitating the expansion of UBB coverage. 5G technology is more efficient (up to 90% more than 4G per unit of traffic) and is based on successful spectrum acquisitions in Germany, Spain, UK and Brazil (where 5G SA has already been launched). Commercial launch of Stand Alone 5G will be in line with market demand. 5G coverage is available in over 600 cities/towns across the UK, c. 1,500 cities in Germany and 35 cities in Brazil. In Spain 5G NSA covers around 83% of the population. LTE coverage stood at 90% (99% in Europe and 86% in Latam), up 6 p.p. y-o-y.
The new digital reality requires the adaptation of both network and IT technological architectures, so that the infrastructures can offer tailored support for business development, new services and improved customer experience. Trends such as network virtualisation and softwarification, the telco cloud paradigm and Open RAN architectures in the field of mobile networks and Open Broadband in fixed networks stand out. Across the Group, 81% of processes were digitalised (+2 p.p. y-o-y) and managed in real time. The evolution towards a simpler and more automated IT mobile architecture progresses with Open RAN virtualisation. In 2022, extended validation in the field is due to take place in our core markets. The target is to attain 30-50% of total RAN growth between 2023-2025.
We continue testing Network Slicing use cases with partners and, in the Multi Edge Computing ecosystem, our partnerships (such as with Microsoft and Google) focus on the delivery of commercial solutions, and our ability to equip Central Offices with Edge platforms and 5G give us a strategic advantage. We see another lever for monetisation of our 5G networks: NaaS or the exposure of network capabilities via APIs. We are working to implement this in all our markets in the midterm, with standardisation of APIs and testing with hyperscalers.
Telefónica remains fully committed to fighting climate change and continues to execute energy efficiency projects to stabilise electricity consumption, costs and CO2 emissions. Currently, 100% of electricity used is from renewable sources across the Group's core markets and Perú. In addition, in 2022 we began to purchase renewable energy in more Hispam markets.
Telefónica is reducing its energy consumption through several initiatives. In Spain, 2,197 central offices have been closed as part of the copper to fibre migration project by 2024. In Hispam, progress has been made in multi-layer shutdowns, specifically in the PSTN Plant, Access and Transport Equipment, and continuation of the 2G switch-off plan. We continue to work towards reducing RAN energy consumption. In Chile, an IA platform trial on 4G achieved a 6% energy saving, while in Germany and Brasil, trials of new 5G features achieved 6% and 44% energy savings respectively. The Group advances towards its goal of net-zero emissions in 2040, with interim target of neutralising its scope 1+2 emissions by 90% and neutralising unabated emissions in key markets by 2025.

Financial performance

TELEFÓNICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg	April - June		% Chg

	2022	2021	Reported	2022	2021	Reported

Revenue	19,450	20,305	(4.2)	10,040	9,964	0.8
Other income	1,069	10,875	(90.2)	432	10,559	(95.9)
Operating expenses	(14,153)	(14,268)	(0.8)	(7,317)	(7,036)	4.0
Impairments & losses on disposal of assets	(21)	(25)	(16.6)	(8)	(18)	(55.3)
Underlying operating income before D&A (OIBDA)	6,228	6,763	(7.9)	3,157	3,270	(3.5)
Operating income before D&A (OIBDA)	6,345	16,886	(62.4)	3,146	13,469	(76.6)
OIBDA Margin	32.6%	83.2%	(50.5 p.p.)	31.3%	135.2%	(103.8 p.p.)
Depreciation and amortisation	(4,336)	(4,139)	4.7	(2,227)	(2,116)	5.2
Operating income (OI)	2,009	12,747	(84.2)	919	11,353	(91.9)
Share of profit (loss) of investments accounted for by the equity method	105	(68)	c.s.	33	(64)	c.s.
Net financial income (expense)	(660)	(552)	19.5	(369)	(312)	18.0
Profit before taxes	1,454	12,127	(88.0)	584	10,977	(94.7)
Corporate income tax	(312)	(1,200)	(74.0)	(217)	(994)	(78.1)
Profit for the period	1,142	10,927	(89.5)	366	9,983	(96.3)
Attributable to equity holders of the Parent	1,026	8,629	(88.1)	320	7,743	(95.9)
Attributable to non-controlling interests	116	2,298	(94.9)	46	2,240	(97.9)
Weighted average number of ordinary shares outstanding during the period (millions)	5,764	5,896	(2.2)	5,759	5,891	(2.2)
Basic earnings per share attributable to equity holders of the Parent (Euros)	0.16	1.44	(88.9)	0.05	1.31	(96.4)
Underlying basic earnings per share attributable to equity holders of the Parent (Euros)	0.18	0.26	(29.2)	0.07	0.09	(24.2)
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June and December 2021, as well as June 2022, have been taken into account.
- Basic earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€102m in January-June 2022 and €126m in January-June 2021), by the weighted average number of ordinary shares outstanding during the period.

Foreign exchange movements had a positive impact on financial results, mainly due to the appreciation of the Brazilian real vs. the euro. The FX impact amounted to €526m on revenue and €187m on OIBDA in Q2 22 and totalled €768m and €283m in H1 22 (including 50% VMO2 results: €550m and €197m in Q2 22; €856m and €316m in H1 22). This translated to a €127m positive impact on free cash flow in H1 22. On net debt, FX had a negative impact of €0.9bn or €1.3bn at net debt plus leases in H1 22 (whilst positively by +€0.3bn and +€0.4bn in Q2 22).
Revenue increased by 0.8% y-o-y in Q2 22, sequentially improving by 9.8 p.p. (-4.2% y-o-y in H1 22). Reported y-o-y variations were impacted mainly by changes to the perimeter (-€1,115m in Q2 22 and -€2,708m in H1 22, mainly T. UK deconsolidation) and FX moves. In organic terms, revenue trend improved to 5.2% y-o-y in Q2 22 (+4.2% in H1 22), with y-o-y growth across all Group's markets. Service revenue and handset sales accelerated to 3.9% and 17.4% y-o-y in Q2 22 (+2.9% and +15.7% y-o-y in H1 22).
The weight of revenue from broadband connectivity and services beyond connectivity increased by 2.6 p.p. y-o-y to 73% of total service revenue in reported terms, while share of voice and access decreased by 2.2 p.p. to 27% in H1 22.
B2B revenue continues to show a positive performance growing by 3.6% y-o-y in organic terms in Q2 22 (+3.2% y-o-y in H1 22). Revenue growth accelerated 0.9 p.p. vs Q1 22 mainly due to the better performance seen in Spain, Brazil and Hispam, where our differential value proposition and capabilities foster digitalisation projects.
Other income amounted to €432m in Q2 22 and €1,069m in H1 22, including a €0.2bn capital gain from Colombia's Infraco in Q1 22. 2021 figures (€10,559m Q2 21 and €10,875m H1 21) were affected by capital gains from the creation of the VMO2 JV and the sale of Telxius towers.

Operating expenses increased 4.0% y-o-y in Q2 22 (-0.8% y-o-y in H1 22). Reported y-o-y variations were negatively affected by FX moves, and positively affected by changes to the perimeter (+€735m in Q2 22, +€1,778m in H1 22). OpEx included €11m of restructuring costs mainly in Hispam. In organic terms, OpEx increased 7.1% y-o-y in Q2 22 (+6.6% y-o-y in H1 22), mainly due to higher supply and other operating costs.
Impairments and losses on disposal of assets amounted to €8m in Q2 22 and €21m in H1 22.
Operating income before depreciation and amortisation (OIBDA) Q2 22 and H1 22 y-o-y reported variations (-76.6% and -62.4% y-o-y) were significantly affected by capital gains booked in Q2 21. Excluding this effect, OIBDA y-o-y performance sequentially improved by 7.4 p.p. to -3.9% in Q2 22 (-7.7% in H1 22), and was mainly affected by changes to the perimeter (-€411m; -€999m in H1 22), partially offset by favourable FX moves. In organic terms, OIBDA growth accelerated to +3.4% y-o-y in Q2 22 (+2.7% y-o-y in H1 22).
OIBDA margin in organic terms decreased by -0.6 p.p. y-o-y to 32.4% in Q2 22 (-0.5 p.p. y-o-y to 32.8% in H1 22).
Depreciation and amortisation increased 5.2% y-o-y in Q2 22 (+4.7% y-o-y in H1 22), mainly due to changes to the perimeter (-€54m in Q2 22 and -€121m in H1 22, on higher ROU asset amortisation, from the effect of the Telxius towers sale) and FX movements, partially offset by lower impact of amortisation at T. México after its operating model transformation. In organic terms, D&A decreased by 3.4% y-o-y in Q2 22 (-2.2% y-o-y in H1 22).
Share of profit of investments accounted for by the equity method amounted to €33m in Q2 22 and €105m in H1 22, mainly reflecting VMO2 JV's results.
Net financial expenses increased by 18.0% y-o-y in Q2 22 (+19.5% y-o-y in H1 22) largely due to the rise in interest rates and debt denominated in Brazilian reais as well as the appreciation of this currency against the euro.
Corporate income tax was down 78.1% y-o-y in Q2 22 (-74.0% y-o-y in H1 22) affected by extraordinary effects in 2021 (mainly the outcome of the tax inspection in Spain) and the deconsolidation of T. UK.
Profit attributable to non-controlling interests amounted to €46m in Q2 22 and €116m in H1 22. Y-o-y variations were affected by the sale of Telxius towers in Q2 21. Excluding this effect, the y-o-y decrease in both periods is mainly due to lower profit from minority interests of T. Deutschland and T. Brasil.
Profit attributable to equity holders of the parent company amounted to €320m in Q2 22 with earnings per share totalling €0.05 (€1,026m and €0.16 in H1 22). In underlying terms, net income totalled €446m (-18.4% y-o-y) with EPS totalling €0.07 (-24.2% y-o-y) after excluding -€7m of restructuring and -€118m of other impacts. In H1 22, underlying net income amounted to €1,166m (-28.1% y-o-y) and EPS to €0.18 (-29.2% y-o-y) after excluding -€34m of restructuring, +€58m of capital gains and -€163m of other impacts.

Cash flow and funding

TELEFÓNICA
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)	January - June

	2022	2021	% Chg

OIBDA	6,345	16,886	(62.4)
- CapEx accrued during the period	(2,482)	(3,400)
- Non-cash items & Others (1)	(188)	(10,148)
- Working Capital	(140)	(313)
- Net interest payment	(907)	(791)
- Dividends received	169	14
- Payment for tax	(268)	(241)
- Dividends paid to minority shareholders	(170)	(181)
= Free Cash Flow excluding Lease Principal Payments	2,359	1,826	29.2
- Lease Principal Payments	(1,011)	(916)
= Free Cash Flow including Lease Principal Payments	1,348	910	48.2
Weighted average number of ordinary shares outstanding during the period (millions)	5,764	5,896
= Free Cash Flow per share (Euros)	0.23	0.15	51.6
- The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 "Earnings per share". Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in June and December 2021, as well as June 2022, have been taken into account.
- Spectrum payments amounted to €31m in January-June 2022 (mainly in Germany). In January-June 2021 totalled €703m (mainly €521m in the UK and €135m in Chile).
(1) In January-June 2022 it was associated mainly to the capital gain from the closing of Colombia's InfraCo transaction (€0.2bn). In January-June 2021 it was associated mainly to the capital gains from the creation of VMO2 JV (€4.4bn) and the sale of Telxius towers (€5.8bn).

Free cash flow amounted to €835m in Q2 22 vs. €877m in Q2 21. In H1 22, free cash flow was €1,348m, up 48.2% y-o-y, mainly reflecting spectrum acquisitions in H1 21, changes to the perimeter (mainly T. UK), higher financial, tax and leases payments, higher dividends received and lower WC consumption.
OIBDA-CapEx grew by 4.1% y-o-y in organic terms in Q2 22 (+5.3% y-o-y in H1 22).
CapEx grew 5.1% y-o-y to €1,465m in Q2 22 mainly due to spectrum accrued in Hispam (spectrum renewal in Colombia, €130m). It was up 2.4% y-o-y in organic terms, reflecting a different CapEx execution mainly in Brazil, where the focus is on 5G and fibre deployment. In H1 22, CapEx was down -27.0% y-o-y to €2,482m, mainly due to spectrum accrued in Q1 21 and changes to the perimeter, while remaining virtually stable in organic terms (-1.1% y-o-y). CapEx/Revenue stood at 13.0% in H1 22 in organic terms.
Working capital consumed €140m in H1 22, mainly impacted by recurrent seasonal effects, such as CapEx. It is worth highlighting the execution of factoring measures on accounts receivable. Compared to H1 21, working capital improved by €173m, mainly affected by the application of the court ruling in Brazil and financed spectrum accruals to be paid in the coming years, which more than offset the impact of changes in the perimeter and CapEx seasonality.
Interest payments increased by 14.6% y-o-y in H1 22 as the reduction of debt in European currencies and seasonality effects were offset by the increase in interest rates and debt denominated in Brazilian real. Thus, the effective cost of interest payments over the last 12 months stood at 4.25% as of Jun-22 (excluding lease interests: 4.40%).
Dividends received amounted to €169m in H1 22 mainly from the VMO2 JV in the UK (€146m).
Tax payments amounted to €268m in H1 22 vs. €241m in H1 21, mainly due to higher tax payments in Brazil, partially offset by the deconsolidation of T. UK and higher tax refunds from previous years in Spain.
Dividends paid to minority shareholders amounted to €170m in H1 22 vs. €181m in H1 21.
Lease principal payments amounted to €1,011m in H1 22 (vs. €916m in H1 21) mainly due to FX revaluation (mainly BRL) ang higher ROU due to corporate operations.

Funding position

TELEFÓNICA
CHANGE IN DEBT
Unaudited figures (Euros in millions)
	January - June

	2022	2021	% Chg

Net financial debt at beginning of period	26,032	35,228
+ Free Cash Flow including Lease Principal Payments	(1,348)	(910)
+ Hybrids	—	(211)
+ Shareholder remuneration (including hybrid coupons)	574	620
+ Pre-retirement commitments	443	466
+ Net financial investments (1)	1,597	(12,071)
+FX & Others	1,518	29
Net financial debt at end of period	28,817	23,152	24.5
+ Lease Liabilities	8,683	7,874
Net Financial Debt plus Lease Liabilities at end of period	37,500	31,026
- Net financial debt would have stood at €26.7bn as of June 2021 adjusted for Q4 21 Telxius transaction impacts
(1) In January-June 2022 includes €1.1bn related with the acquisition of Oi's mobile assets, €0.3bn with BE-terna acquisition and €0.2bn with Incremental acquisition, net of €0.1bn from the sale of El Salvador and €0.1bn with Colombia's InfraCo transaction. In January-June 2021 it was related mainly with the creation of VMO2 JV in the UK and Telxius towers sale.

Net financial debt stood at €28,817m as of Jun-22. In Q2 22, net financial debt increased by €1,364m, mainly affected by the acquisition of Oi's mobile assets and BE-terna. Factors that negatively affected net financial debt: i) net financial investments of €1,621m (mainly Oi's mobile assets and BE-terna), ii) shareholder remuneration of €353m (including coupon payments of capital instruments), iii) labour-related commitment payments of €215m, and, iv) other net factors totaling €10m (mainly due to the spectrum renewal in Colombia and judicial decision in Brazil partially offset by a lower value in euros of net debt in foreign currencies). By contrast, free cash flow generation reduced net debt by €835m.
In H1 22, net financial debt increased by €2,785m due to (i) net financial investments of €1,597m (mainly Oi's mobile assets, BE-terna and Incremental acquisitions, net of the sale of El Salvador and the closing of Colombia's InfraCo transaction), ii) other net factors totaling €1,518m (mainly due to the higher value in euros of net debt in foreign currencies, highlighting the impact of the Brazilian real), iii) shareholder remuneration of €574m (including coupon payments of capital instruments), and, vi) labour-related commitment payments of €443m. On the other hand, free cash flow generation reduced net debt by €1,348m.
In June 2022, Telefónica issued a scrip dividend whereby 25.54% of shareholders of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica, while 74.46% opted to receive new shares. The gross amount of this voluntary scrip dividend totalled €213m, implying >€0.6bn of savings for the Group.
Including the net proceeds from the closing of Bluevia transaction (FibreCo in Spain), from the recovery of Telxius tax payments in advance, and including the acquisition of an additional stake in Telxius, net financial debt would decrease by €1.0bn from Jun-22 to €27.8bn.
Net financial debt including lease liabilities amounted to €37,500m as of Jun-22. In Q2 22, lease liabilities remained stable (€8,683m as of Jun-22 vs 8,657m as of Mar-22) while increasing by 7% vs. Dec-21 mainly due to FX revaluation (mainly BRL), the consolidation of Oi's mobile assets, and the net effect of ROU additions and principal payments.
Telefónica, has raised long term financing in H1 22 by €7,392m, of which €6,793m correspond to re-financing of the Group’s debt (excluding commercial paper and short-term bank loans) and €599m equivalent correspond to new financing at Cornerstone. Telefónica financing activity has allowed the Group to maintain a solid liquidity position and to further extend debt maturities. As of Jun-22, the Group has covered debt maturities beyond 2024. The average debt life stood at 12.8 years.
Financing activities in Q2 22
•In Apr-22, T. Emisiones completed a €100m reopening of an existing bond with a coupon of 1.864% and maturity in Jul-40.
•Also in April, T. Brasil signed a USD 212.4m bilateral loan with maturity in Sep-23.
•In May-22, Telefónica successfully issued its first senior sustainable bond, amounting to €1,000m and a term of nine years.

After the closing of H1 22, in July, T. Brasil closed an issuance of debentures for a total amount of BRL 3,500m (BRL 1,500m with maturity in 2025 and BRL 2,000m with maturity in 2027).
Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of €916m as of Jun-22.
Undrawn committed credit lines with different credit institutions amounted to €11,558m as of Jun-22 (€11,156m maturing over twelve months), which combined with the cash equivalents position and current financial assets, placed liquidity at €20,603m.

Sustainability performance
Our sustainability objectives are embedded in our business strategy and aligned with the United Nations Sustainable Development Goals (UN SDGs), as demonstrated by these examples of our Q2 22 progress.
“E” Environmental: Building a greener future
•Key targets:
◦Net-zero emissions across the value chain by 2040 (interim: reducing 90% Scope 1 + 2 in core markets and neutralising 10% unabated emissions by 2025). 100% renewable electricity by 2030.
◦Zero-waste by 2030.
◦Help customers avoid 12m tCO2 p.a. in 2025 and >50m tCO2 emissions (2020-25 accumulated).
•Q2 22 progress:
◦SBTi has validated Telefónica’s net-zero target, the 1st telco to receive this approval. (SDG #7, #12, #13)
◦Spanish Solar360 JV now offering on-site solar power to B2C and B2B customers. (SDG #11, #12, #13)
◦The company has joined WEF’s 1t.org initiative and pledged 1.5m trees by 2030. (SDG #13, #15)
◦Promoted our platform facilitating the reuse of equipment internally and with suppliers. (SDG #12)
“S” Social: Helping society to thrive
•Key targets:
◦Expand connectivity with 90-97% rural mobile broadband coverage in Brazil, Germany and Spain by 2024.
◦33% female executives by 2024.
◦Zero gender pay gap by 2050; interim target of zero adjusted gender pay gap by 2024 (i.e., equal pay for jobs of equal value).
•Q2 22 progress:
◦Connecting the unconnected: 2.5m people now connected with 4G in remote areas in Perú under ‘Internet for All’ project. (SDG #9)
◦Digital inclusion: VMO2 UK has donated to date 10k smartphones to people in need. (SDG #9)
◦Skills for the future: +1,400 digital talent acquisition at Telefónica Tech. (SDG #8)
◦International Volunteering Day: 29k volunteers participating in 700 initiatives. (SDG #4, #8, #13, #17)
“G” Governance: Leading by example
•Key targets:
◦Zero tolerance of corruption.
◦~25% financing3 linked to sustainability by 2024.
◦Gender parity in top governing bodies by 2030.
•Q2 22 progress:
◦Sustainable financing: €1bn senior bond issuance at Group, with proceeds to be used for Energy Efficiency, Inclusive Connectivity, Employment Generation and Entrepreneurship. Furthermore, Vivo issued a BRL 3.5bn sustainability-linked bond (debentures) with climate and diversity KPIs. (SDG #5 #7, #8, #9, #13)
◦Board diversity: 33% women on Vivo Board of Directors, up from 25%. (SDG #5)
◦ESG training: Responsible Business Principles course rolled out for all employees. (SDG #16)
3 Financing includes balance-sheet debt, hybrids and committed credit lines

Performance by segment

TELEFÓNICA
SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)	January - June	% Chg		April - June		% Chg

	2022	Reported	Organic	2022		Reported	Organic

Revenue	19,450	(4.2)		10,040		0.8
Telefónica España	6,164	1.1	1.1	3,085		1.3	1.3
Telefónica Deutschland	3,949	5.5	5.5	2,003		5.8	5.8
Telefónica Brasil	4,199	26.6	7.8	2,257		34.9	11.1
Telefónica Hispam	4,526	14.7	4.3	2,376		18.4	4.2
Other companies & eliminations	612	6.5	38.9	318		17.3	65.0
Revenue (aggregating 50% VMO2 JV)	22,402		4.2	11,519			5.2
VMO2 JV (100%)	5,996	3.1	0.1	3,006		1.9	0.2
OIBDA	6,345	(62.4)		3,146		(76.6)
Telefónica España	2,254	(4.2)	(4.2)	1,119	490.9007742	(3.4)	(3.4)
Telefónica Deutschland	1,247	6.4	5.0	636	490.9007742	3.4	3.1
Telefónica Brasil	1,714	15.9	4.9	910		17.0	8.5
Telefónica Hispam	1,094	42.3	6.2	497		33.4	10.2
Other companies & eliminations	35	(99.7)	c.s.	(16)		c.s.	n.m.
OIBDA (aggregating 50% VMO2 JV)	7,465		2.7	3,712			3.4
VMO2 JV (100%)	2,225	7.0	3.7	1,125		7.5	4.8
OIBDA margin	32.6%	(50.5 p.p.)		31.3%		(103.8 p.p.)
Telefónica España	36.6%	(2.0 p.p.)	(2.0 p.p.)	36.3%		(1.8 p.p.)	(1.8 p.p.)
Telefónica Deutschland	31.6%	0.3 p.p.	(0.2 p.p.)	31.8%		(0.7 p.p.)	(0.8 p.p.)
Telefónica Brasil	40.8%	(3.8 p.p.)	(1.1 p.p.)	40.3%		(6.2 p.p.)	(1.0 p.p.)
Telefónica Hispam	24.2%	4.7 p.p.	0.4 p.p.	20.9%		2.4 p.p.	1.2 p.p.
Other companies & eliminations	5.8%	n.m.	c.s.	n.m.		n.m.	n.m.
OIBDA margin (aggregating 50% VMO2 JV)	33.3%		(0.5 p.p.)	32.2%		(0.1)	(0.6 p.p.)
VMO2 JV (100%)	37.1%	1.4 p.p.	1.3 p.p.	37.4%		1.9 p.p.	1.6 p.p.
CapEx	2,482	(27.0)		1,465		5.1
Telefónica España	642	(10.8)	(7.8)	347		(10.1)	(9.6)
Telefónica Deutschland	556	9.5	9.5	291		4.2	4.2
Telefónica Brasil	809	24.9	6.2	485		37.7	14.4
Telefónica Hispam	429	(14.3)	(22.8)	313		106.9	1.3
Other companies & eliminations	45	(50.2)	(20.0)	29		(51.8)	(33.9)
CapEx (aggregating 50% VMO2 JV)	3,117		(1.1)	1,797		20.8	2.4
VMO2 JV (100%)	1,270	(19.8)	5.6	665		22.8	8.8
Spectrum	132	(80.5)		130		n.s.
Spectrum (aggregating 50% VMO2 JV)	132		(69.1)	130		n.s.	n.s.
OIBDA-CapEx	3,863	(71.4)		1,681		(86.1)
Telefónica España	1,611	(1.3)	(2.7)	772		0.0	(0.3)
Telefónica Deutschland	690	3.9	1.5	345		2.7	2.2
Telefónica Brasil	906	8.8	3.8	425		(0.1)	2.2
Telefónica Hispam	665	148.2	27.9	184		(16.8)	15.2
Other companies & eliminations	(10)	c.s.	c.s.	(45)		c.s.	n.m.
OIBDA-CapEx (aggregating 50% VMO2 JV)	4,348		5.3	1,915		(84.3)	4.1
VMO2 JV (100%)	955	92.7	1.8	460		(9.0)	0.9
- Reconciliation included in the excel spreadsheets
- OIBDA and OI are presented before brand fees and management fees.
- Organic criteria: Includes 50% of VMO2 JV results. Assumes constant exchange rates of 2021 (average in 2021). Excludes the contribution to growth from T. Argentina and T. Venezuela. Considers constant perimeter of consolidation and does not include capital gains/losses from the sale of companies, for significant impacts. Does not include write-offs, material non-recurring impacts and restructuring costs. CapEx excludes investments in spectrum.

TELEFÓNICA ESPAÑA
(y-o-y changes in organic terms)

28%	of total Telefónica H1 22 revenue	30%	of total Telefónica H1 22 OIBDA	36%	of total Telefónica H1 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Improved commercial activity, with churn at the lowest level for 6 years
•Accelerated year-on-year revenue growth and improved OIBDA evolution
•Passed the milestone of shutting down 25% of all our copper central offices

Operating performance
T. España maintains its strategy based on rationality and value generation, with a renewed offer for the consumer segment ("miMovistar" convergent portfolio that allows greater personalisation). In this offer value is added to communications and TV content, with IT services, devices and new services for the home. Telefónica is well positioned to face the current competitive and macroeconomic environment and leverage opportunities: demand for higher quality connectivity and service, boost from European recovery funds and market possibilities in diversifying revenue sources.
With the aim of providing green services to our customers, our JV with Repsol, "Solar360", is already operative, offering photovoltaic self-consumption to private customers, neighbourhood communities and companies.The Spanish Climate Change Office has awarded us the "calculo-reduzco-compenso" seal for the "Bosque Telefónica" project in recognition of our efforts to reduce our carbon footprint.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Retail Accesses	37,143.5	36,881.0	36,809.2	36,460.9	36,717.1	36,684.5	(0.5)
Fixed telephony	8,616.6	8,523.4	8,437.9	8,376.3	8,260.9	8,207.8	(3.7)
Broadband	5,911.1	5,888.6	5,873.6	5,874.9	5,845.7	5,851.3	(0.6)
FTTH	4,671.0	4,726.7	4,774.5	4,847.6	4,875.1	4,937.3	4.5
Mobile	18,711.0	18,658.2	18,732.9	18,484.6	18,954.7	19,027.5	2.0
Prepay	840.1	806.0	783.6	752.5	710.5	715.1	(11.3)
Contract	15,259.7	15,185.8	15,194.8	15,210.7	15,139.3	15,082.9	(0.7)
IoT	2,611.2	2,666.4	2,754.5	2,521.5	3,105.0	3,229.5	21.1
Pay TV	3,895.3	3,801.3	3,755.5	3,716.4	3,647.2	3,589.3	(5.6)
Wholesale Accesses	3,676.8	3,658.3	3,679.1	3,674.3	3,684.3	3,662.8	0.1
FTTH	2,708.1	2,801.7	2,907.1	2,982.0	3,064.7	3,110.0	11.0

Total Accesses	40,820.3	40,539.3	40,488.3	40,135.2	40,401.4	40,347.3	(0.5)

Notes:
- Accesses in March 2022 include an update of 500k IoT accesses from December 2021.

OWN UBB COVERAGE
Unaudited figures (thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Total UBB Premises passed (FTTH)	25,651.3	26,134.6	26,520.1	26,903.3	27,203.0	27,524.5	5.3
Uptake FTTH	29%	29%	29%	29%	29%	29%	0.4 p.p.

Notes:
- FTTH uptake includes retail accesses and wholesale accesses connected to the FTTH network.

Accesses (flat y-o-y) reflect an improvement in commercial activity across all services compared to Q1 22 with a remarkable return to growth in fixed broadband (+6k in Q2 22) thanks to the continued advance of fibre (+108k; +62k retail in Q2 22). Fibre now represents 86% of the broadband plant and an uptake of 29% of our network (27.5m premises passed by June 22). NPS set an all-time high (44%) and reflects the continuous improvement in our customers' experience due to the differential quality of our service.

CONVERGENT KPIs
Unaudited figures
	2021				2022

	March	June	September	December	March	June	% Chg

Convergent clients (thousands)	4,781.6	4,725.9	4,682.7	4,649.8	4,608.3	4,581.6	(3.1)
Convergent ARPU (EUR) (cumulative YTD)	89.7	88.5	88.9	89.2	91.1	90.7	2.4
Convergent churn (cumulative YTD)	1.5%	1.5%	1.4%	1.4%	1.3%	1.2%	(0.2 p.p.)

Notes:
- Convergent include Consumer, SOHO and SMEs clients.

Convergent customers (-3% y-o-y) declined in the quarter (-27k), although the decline improved sequentially, with a good reception of the new "miMovistar" portfolio launched in May. Customers in this new portfolio account for more than 10% of the convergent customer base. In Q2 22, ARPU stood at €90.1, up 3.1% y-o-y, while churn improved once again to 1.1% (-0.3 p.p. y-o-y), its lowest level since Q2 16 thanks to the latest portfolio developments.

Financial performance

TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	6,164	6,095	1.1	1.1	3,085	3,045	1.3	1.3
Mobile handset revenue	283	154	84.5	84.5	131	71	82.9	82.9
Revenues ex-mobile handset revenue	5,881	5,942	(1.0)	(1.0)	2,955	2,974	(0.6)	(0.6)
Retail	4,772	4,827	(1.2)	(1.2)	2,382	2,395	(0.5)	(0.5)
Wholesale and Other	1,109	1,114	(0.5)	(0.5)	572	579	(1.0)	(1.0)
Operating income before D&A (OIBDA)	2,254	2,352	(4.2)	(4.2)	1,119	1,158	(3.4)	(3.4)
OIBDA Margin	36.6%	38.6%	(2.0 p.p.)	(2.0 p.p.)	36.3%	38.0%	(1.8 p.p.)	(1.8 p.p.)
CapEx	642	720	(10.8)	(7.8)	347	386	(10.1)	(9.6)
Spectrum	—	23	—	—	—	2	—	—
OIBDA-CapEx	1,611	1,632	(1.3)	(2.7)	772	772	—	(0.3)

Notes:
- OIBDA before management and brand fees.

Revenue grew for the fifth consecutive quarter, up to +1.3% y-o-y in Q2 22, an acceleration of +0.4 p.p. vs Q1 22 driven by the better performance of service revenues (-0.6% y-o-y; +0.8 p.p sequentially) on the back of the convergent ARPU and IT growth and a return of roaming to pre pandemic levels. Handset sales increased by +82.9% y-o-y driven by the bundling of the handsets into the convergent offer since April 2021.
OIBDA declined by 3.4% y-o-y in Q2 22, a +1.5 p.p. improvement y-o-y, despite still heavily impacted by increasing energy costs and the increased weight of lower margin revenues. This improvement was mainly driven by higher revenue growth and greater efficiencies derived mostly from the restructuring plan (€46m of savings in Q2 22) and the transformation of the wireline network with increasing copper switch-off. OIBDA margin stood at 36.3% (-1.8 p.p. y-o-y).
CapEx (-7.8% y-o-y in H1 22) is focused on the deployment of FTTH and 5G networks, and OIBDA-CapEx declined 2.7% y-o-y in H1 22, resulting in a cash margin of 26.1% (-1.0 p.p. y-o-y), leader among European incumbents.

TELEFÓNICA DEUTSCHLAND
(y-o-y changes in organic terms)

18%	of total Telefónica H1 22 revenues	17%	of total Telefónica H1 22 OIBDA	15%	of total Telefónica H1 22 OIBDA-CapEx
Weights calculated with revenues, OIBDA and CapEx (ex spectrum) with 50% of the VMO2 JV

Key messages
•Continued commercial traction on strong O2 momentum, celebrating O2’s 20th anniversary in the German market
•Ongoing growth in revenue, OIBDA and OIBDA-CapEx, upgrading FY 22 OIBDA outlook to "low to low mid-single digit percentage growth”
•5G roll-out well ahead of plan; raising target to ~60% pop coverage at YE 22 within unchanged CapEx envelope

Operating performance
Telefónica Deutschland delivered another quarter of strong operational and financial momentum in Q2 22. The company continues to expand its mobile market share in a rational yet dynamic environment on the back of core business strength building on network parity and ESG leadership.
T. Deutschland is on track to reduce its emissions by 90% and neutralising residual emissions latest by 2025. At the same time, social responsibility and digital inclusion are part of the company’s identity. Initiatives such as the ‘Digitaltag’ held in the company’s BASECAMP in Berlin to promote digital literacy through teaching digital skills. Telefónica Deutschland’s employees are also highly committed to social engagement. At this year's ‘Volunteering Day’, they supported Ukraine refugees with hands-on support, i.e. providing language support for children and online job application coaching. The Ukraine Relief Fund of the 'Aktionsbündnis Deutschland hilft' acknowledged the willingness of Telefónica Deutschland’s employees to donate, with the company topping up these donations.

TELEFÓNICA DEUTSCHLAND
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Retail Accesses	48,942.4	49,485.1	49,838.4	50,219.3	50,418.6	51,208.5	3.5
Fixed telephony accesses	2,173.0	2,171.5	2,172.8	2,179.6	2,169.2	2,174.0	0.1
Broadband	2,253.9	2,253.2	2,255.4	2,262.3	2,251.9	2,256.6	0.2
UBB	1,809.1	1,823.2	1,837.7	1,856.8	1,864.1	1,880.8	3.2
Mobile accesses	44,428.2	44,974.5	45,325.3	45,693.6	45,915.0	46,696.4	3.8
Prepay	19,174.7	19,265.5	19,161.2	18,973.0	18,873.4	19,243.6	(0.1)
Contract	23,801.4	24,175.3	24,590.3	25,107.8	25,395.0	25,768.7	6.6
IoT	1,452.1	1,533.7	1,573.8	1,612.8	1,646.6	1,684.1	9.8
Total Accesses	48,942.4	49,485.1	49,838.4	50,219.3	50,418.6	51,208.5	3.5

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	1.6%	1.4%	1.7%	1.7%	1.7%	1.3%	(0.0 p.p.)
Contract	1.3%	1.0%	1.2%	1.2%	1.4%	1.1%	0.1 p.p.
Mobile churn (cumulative YTD)	1.6%	1.5%	1.6%	1.6%	1.7%	1.5%	0.0 p.p.
Contract	1.3%	1.2%	1.2%	1.2%	1.4%	1.2%	0.1 p.p.
Mobile ARPU (EUR) (cumulative YTD)	9.7	9.9	10.0	10.0	9.7	9.8	(0.5)
Contract	13.2	13.4	13.5	13.5	12.8	12.9	(4.0)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

T. Deutschland has celebrated the 20th anniversary of the O2 brand in Germany. The launch of the promotional tariff O2 Grow once again underpinned that the company continues to lead innovation in German mobile. Commercial momentum has continued on the back of strong customer demand for the O2 portfolio and a solid contribution from partner brands, resulting in sustained growth of the contract mobile base of +374k in Q2 22. The anticipated temporarily higher churn on the back of the European Electronic Communications Code (EECC) introduction started to normalise in Q2 22 and own brand postpay churn was flat y-o-y at 0.8% in Q2 22 leveraging network parity.
O2 contract ARPU was -0.7% y-o-y in Q2 22 (-0.6% in H1 22) reflecting customer demand for high value tariffs offset by a combination of the accelerated MTR glidepath and some enhanced focus on customer loyalty including retention and bundle benefits.
Prepaid accesses added +371k net additions in Q2 22 (+271k H1 22 vs -100k Q1 22), supported by revenue neutral SIM card reactivations and some seasonality, whilst the German market trend of prepaid to postpaid migration continued.
Fixed broadband accesses posted +5k net additions in the quarter (-5k H1 22; -10k Q1 22) leveraging T. Deutschland’s technology agnostic O2 my Home products that was enriched by a new 1 Gbit/s offer on the cable network during Q2 22. Fixed-mobile substitution (FMS) also remained popular.

Financial performance

TELEFÓNICA DEUTSCHLAND
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg				April - June		% Chg

	2022	2021		Reported		Organic	2022	2021		Reported		Organic

Revenue	3,949	3,743		5.5		5.5	2,003	1,893		5.8		5.8
Mobile Business	3,540	3,342		5.9		5.9	1,797	1,688		6.4		6.4
Handset revenue	787	665		18.4		18.4	395	318		24.1		24.1
Fixed Business	399	400		(0.4)		(0.4)	201	200		0.9		0.9
Operating income before D&A (OIBDA)	1,247	1,172		6.4		5.0	636	616		3.4		3.1
OIBDA Margin	31.6%	31.3%	0.3	p.p.	(0.2	p.p.)	31.8%	32.5%	(0.7	p.p.)	(0.8	p.p.)
CapEx	556	508		9.5		9.5	291	280		4.2		4.2
Spectrum	—	—		—		—	—	—		—		—
OIBDA-CapEx	690	664		3.9		1.5	345	336		2.7		2.2

Note:
- OIBDA before management and brand fees.

Revenue maintained its growth path with +5.8% y-o-y in Q2 22 (+5.2% y-o-y in Q1 22; +5.5% y-o-y in H1 22) despite the negative impact from the accelerated MTR glidepath. T. Deutschland’s mobile business grew +6.4% y-o-y in Q2 22 (+5.4% y-o-y in Q1 22; +5.9% y-o-y in H1 22). This reflects sustained MSR momentum despite tough comps in the second quarter while benefiting from ongoing strong commercial traction of the O2 brand as well as some support from the recovery of international roaming. Good availability of devices resulted in handset revenues increasing by +24.1% y-o-y in Q2 22 (+13.2% y-o-y in Q1 22; +18.4% y-o-y in H1 22).
OIBDA posted +3.1% y-o-y in Q2 22 (+7.0% y-o-y in Q1 22; +5.0% y-o-y in H1 22), reflecting tough comps vs prior year quarter while operational leverage in both, fixed and mobile continued to improve on the back of continued own brand momentum, further efficiency gains as well as some international roaming tailwinds. OIBDA margin was down -0.8 p.p. y-o-y to 31.8% in Q2 22 (-0.2 p.p. y-o-y to 31.6% in H1 22) mainly reflecting the strong growth of the broadly margin neutral hardware revenues.
CapEx was up +9.5% y-o-y in H1 22, with CapEx/Sales of 14.1% as T. Deutschland continued to execute its ‘investment for growth’ programme in line with plans, in its final year. The 5G network roll-out is making strong progress and the targeted ~50% pop coverage have been achieved well ahead of target. Consequently, T. Deutschland raised its ambition for 5G pop coverage to ~60% by YE22 with no change to CapEx guidance due to roll-out efficiencies.
As a result, OIBDA-CapEx grew +1.5% y-o-y in H1 22 and OIBDA-CapEx/Revenue reached 17.5%, -0.7 p.p. y-o-y.

Virgin Media - O2 UK
(100% of VMO2, y-o-y changes in organic terms)

13%	of total Telefónica H1 22 revenues	15%	of total Telefónica H1 22 OIBDA	11%	of total Telefónica H1 22 OIBDA-CapEx
Weights calculated with revenues, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key messages
•Improved customer growth with +16k fixed net adds and +13k mobile contract net adds
•Return to revenue growth and improved profitability
•Accelerated investments: added 114k Lightning premises; 5G services live in >600 towns and cities

Operating performance
One year since Virgin Media O2 (VMO2) formed, it continues to integrate and innovate at pace whilst also investing heavily to expand and upgrade its fibre and 5G networks to bring top-class connectivity to more of the country.
The FTTP upgrade of the existing network is starting to ramp following completion of trials in Q1, paving the way for the planned deployment of full fibre across the entire fixed network commencing later this year, with completion in 2028.
The cumulative Lightning footprint is now 2.9m and the company is on-track to add over 500k Lightning premises passed in 2022, further bolstering Virgin Media O2’s gigabit leadership in the UK with speeds of 1.1Gbps offered across its entire footprint of 15.9m premises passed.
VMO2 launched its first sustainability strategy as a joint business in May 22, the Better Connections Plan, outlining its bold commitments to cut carbon, champion the circular economy, such as recycling devices and donating unwanted smartphones and tablets, and support communities as it upgrades the UK. The business has an ambitious commitment to achieve net zero carbon across its operations, products and supply chain by the end of 2040, 10 years ahead of the Paris Agreement and the UK’s target of reaching net zero by 2050. The Better Connections Plan intends to enable 10m circular actions for customers to take by 2025, which will help tackle e-waste.

VMO2 ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Retail Accesses (1,2)	44,292.8	44,990.9	45,549.5	46,021.1	46,177.7	46,244.9	2.8
Broadband	5,487.9	5,523.6	5,566.0	5,626.7	5,625.7	5,620.4	1.8
UBB	5,458.6	5,494.1	5,536.4	5,596.8	5,595.8	5,612.0	2.1
Mobile accesses	30,617.7	31,358.0	31,864.6	32,276.8	32,595.0	33,095.4	5.5
Prepay	8,199.1	8,362.5	8,284.0	8,119.1	8,062.4	8,134.1	(2.7)
Contract	15,636.3	15,701.2	15,809.3	15,938.1	15,948.6	15,961.9	1.7
IoT	6,782.3	7,294.3	7,771.3	8,219.7	8,584.1	8,999.4	23.4
Wholesale Accesses	9,350.5	9,594.4	9,773.7	9,966.6	10,126.5	10,431.1	8.7
Total Accesses (1,2)	53,643.3	54,585.4	55,323.2	55,987.8	56,304.1	56,676.0	3.8
Notes:
(1) Includes fixed telephony and Pay TV accesses. Accesses prior to 1st June 2021 are based on proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020.
(2) Q2 22 includes a -282k voice and -22k broadband legacy base adjustment relating to nil revenue connections.

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

UBB Premises passed	15,386.6	15,476.4	15,546.3	15,649.9	15,749.7	15,863.4	2.5

Contract mobile net additions totalled +13k in Q2 22 (vs +11k in Q1 22; +24k in H1 22) and O2 mobile contract churn improved by 0.1p.p. y-o-y and remained market-leading at 0.8% in Q2 22.
IoT accesses grew by +415k in Q2 22 (+779k in H1 22), on the back of the SMIP programme.
The fixed broadband base returned to growth in the quarter, with +16k net additions (vs -1k in Q1 22; +15k in H1 22) with continued growth in Project Lightning areas and strong trading following the Q1 price rise. The average speed across the company’s broadband base has increased 27% y-o-y and is now 247 Mbps which is almost 5x higher than the national average.

VMO2 CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	5,996	5,817	3.1	0.1	3,006	2,951	1.9	0.2
Mobile revenue	3,336	3,188	4.7	1.6	1,684	1,620	3.9	2.2
Handset revenue	853	799	6.8	3.6	426	409	4.1	2.4
Fixed Business	2,377	2,372	0.2	(2.6)	1,181	1,198	(1.4)	(3.0)
Consumer Fixed	2,038	1,990	2.4	(0.5)	1,019	1,009	1.0	(0.6)
Subscription	1,995	1,948	2.4	(0.5)	998	986	1.2	(0.4)
Other	43	43	0.7	(2.3)	21	23	(6.7)	(8.2)
B2B Fixed	339	382	(11.2)	(13.6)	162	189	(14.4)	(15.6)
Other	282	257	9.7	6.3	142	132	6.9	4.9
Operating income before D&A (OIBDA)	2,225	2,080	7.0	3.7	1,125	1,047	7.5	4.8
OIBDA Margin	37.1%	35.8%	1.4 p.p.	1.3 p.p.	37.4%	35.5%	1.9 p.p.	1.6 p.p.
CapEx	1,270	1,584	(19.8)	5.6	665	541	22.8	8.8
Spectrum	—	516	—	—	—	4	—	—
OIBDA-CapEx	955	495	92.7	1.8	460	505	(9.0)	0.9

Notes:
- Organic OIBDA and OIBDA margin y-o-y calculated in line with Telefonica criteria.
- Includes VMO2 proforma data which give effect to the combination of Virgin Media UK and O2 UK as if it had occurred on 1st January 2020 and pushes back purchase price accounting, policy alignment and transaction adjustments to this date.

Financial performance
Revenue grew by +0.2% y-o-y in Q2 22 (vs -0.1 % y-o-y in Q1 22; +0.1% y-o-y in H1 22), with +2.2% y-o-y increase in mobile revenue (+0.9% y-o-y in Q1 22; +1.6% y-o-y in H1 22) driven by a +2.4% y-o-y growth in handset revenue and supported by stronger service revenue. Fixed revenue declined -3.0% y-o-y in Q2 22 (-2.2% y-o-y in Q1 22; -2.6% y-o-y in H1 22) as consumer base expansion was offset by lower B2B revenue as a result of a high level of installation revenue for high-capacity data services within wholesale in Q2 21.
OIBDA grew by +4.8% y-o-y in Q2 22 (+2.6% y-o-y in Q1 22; +3.7% y-o-y in H1 22) due to the flow through of price rises, cost efficiencies and the start of the realisation of synergies. OIBDA margin improved by +1.6 p.p. y-o-y in Q2 22 to 37.4% (37.1% in H1 22).
In H1 22 CapEx increased +5.6% y-o-y as the Company continued to invest in its fixed and mobile infrastructure. As a result, in H1 22, OIBDA-CapEx increased +1.8% y-o-y with OIBDA-CapEx/Revenue up +0.3 p.p y-o-y to 15.9%.

TELEFÓNICA BRASIL
(y-o-y changes in organic terms)

19%	of total Telefónica H1 22 revenue	23%	of total Telefónica H1 22 OIBDA	20%	of total Telefónica H1 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Consolidation of Oi's mobile assets since 1 April 2022
•Organic revenue and OIBDA y-o-y growth accelerated to +11.1% and +8.5% (+34.9% and +17.0% in reported terms). Ex-Oi's impact revenue would have grown by 7.6% (+4.6% in Q1 22)
•Vivo issued its first bond linked to ESG commitments

Operating performance
Following the consolidation of Oi's mobile assets, Vivo strengthened its market leadership, both in terms of service quality, thanks to the spectrum acquisition, and in terms of mobile access market share, which reached 38% in April 2022 (40% in postpaid).
Vivo continued its commitment to sustainability with the issuance of a sustainable green bond for R$3.5bn with maturities of 3 and 5 years, with the objective of reducing greenhouse gas emissions by 40% and increasing the percentage of black employees in leadership positions (+11 p.p. to 30%) between 2022 and 2027.
Vivo further advanced its portfolio of integrated digital products for both B2C and B2B customers. In B2C, to mention the creation of the JV with Anima (development of the e-learning application) and Vivo Money, which continued to gain traction, with the loans granted increasing by more than 6 times y-o-y. In B2B, Vivo strengthened its portfolio of Cloud, Cybersecurity, IoT and Big Data solutions, leveraging agreements with leading companies in the sector such as Microsoft, Amazon and Cisco.

ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Final Clients Accesses	95,900.8	96,813.8	97,516.6	98,853.2	100,035.3	113,799.8	17.5
Fixed telephony accesses	8,625.9	8,328.1	7,802.4	7,506.5	7,345.3	7,222.4	(13.3)
Broadband	6,318.2	6,283.8	6,264.9	6,262.0	6,273.3	6,297.3	0.2
UBB	5,220.1	5,313.0	5,430.1	5,535.3	5,632.0	5,732.3	7.9
FTTH	3,745.8	4,046.3	4,356.0	4,608.7	4,837.6	5,048.2	24.8
Mobile accesses	79,673.3	80,956.5	82,244.6	83,912.3	85,293.3	99,192.3	22.5
Prepay	33,668.8	33,871.7	34,163.4	34,287.3	34,399.0	42,264.2	24.8
Contract	35,321.4	35,911.4	36,608.6	37,166.7	37,949.0	43,144.6	20.1
IoT	10,683.2	11,173.4	11,472.6	12,458.3	12,945.3	13,783.5	23.4
Pay TV	1,223.5	1,186.2	1,146.6	1,114.8	1,067.3	1,033.2	(12.9)
IPTV	913.9	918.6	917.8	916.8	898.9	890.6	(3.0)
Total Accesses	95,901.9	96,814.9	97,517.6	98,854.2	100,035.6	113,800.1	17.5
Notes: Includes OI's mobile access since April 2022.

OWN UBB COVERAGE
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Total UBB Premises passed	25,057.9	25,609.7	26,371.7	27,485.7	28,313.0	28,313.0	10.6
Owned (Fully/Partially)	24,493.4	24,883.1	25,642.2	26,746.4	27,563.0	27,469.7	0.1
Total FTTH	16,291.1	17,309.5	18,316.5	19,587.6	20,521.7	21,037.8	21.5
Owned (Fully/Partially)	15,726.6	16,582.9	17,587.1	18,848.4	19,771.7	20,194.5	0.2
Uptake FTTH	23%	23%	24%	24%	24%	24%	0.6 p.p.
Notes: FTTH uptake includes FTTH connected divided by the total FTTH premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	2.9%	2.9%	2.8%	2.8%	2.6%	2.5%	(0.4 p.p.)
Contract	1.1%	1.3%	1.2%	1.3%	1.2%	1.0%	(0.3 p.p.)
Mobile churn (cumulative YTD)	2.9%	2.9%	2.9%	2.8%	2.6%	2.6%	(0.3 p.p.)
Contract	1.1%	1.2%	1.2%	1.2%	1.2%	1.1%	(0.1 p.p.)
Mobile ARPU (EUR) (cumulative YTD)	4.0	4.0	4.1	4.2	4.5	4.6	(2.8)
Contract	7.2	7.2	7.4	7.4	7.9	8.2	(2.6)

Notes:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.
- Includes OI's mobile access since April 2022.

In mobile, contract registered a strong level of commercial activity, which together with the continued improvement in churn (1.0%, -0.3 p.p. y-o-y) enabled the acceleration of net additions to 1.0m in Q2 22 (1.7m in H1 22) excluding Oi.
In fixed, Vivo saw the continuation of the positive trend in broadband accesses with reported positive net adds for the second quarter in a row thanks to fibre (monthly market leaders in customers acquisition in 2022 so far) and the containment of the loss of copper lines. Premises passed with FTTH increased by 0.5m in Q2 22, totaling 21.0m (including premises passed by Vivo, Fibrasil and those agreed with ATC).

Financial performance

TELEFÓNICA BRASIL
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	4,199	3,318	26.6	7.8	2,257	1,672	34.9	11.1
Mobile Business	2,842	2,182	30.3	11.0	1,545	1,098	40.7	16.0
Handset revenue	254	184	37.9	17.5	133	87	53.6	26.4
Fixed Business	1,357	1,136	19.5	1.8	712	575	23.9	1.7
Operating income before D&A (OIBDA)	1,714	1,479	15.9	4.9	910	778	17.0	8.5
OIBDA Margin	40.8%	44.6%	(3.8 p.p.)	(1.1 p.p.)	40.3%	46.5%	(6.2 p.p.)	(1.0 p.p.)
CapEx	809	647	24.9	6.2	485	353	37.7	14.4
Spectrum & obligations	2	—	n.s.	n.s.	—	—	n.s.	n.s.
OIBDA-CapEx	906	832	8.8	3.8	425	425	(0.1)	2.2

Notes:
- OIBDA before management and brand fees.
- Includes OI's mobile access since April 2022.

Revenue accelerated to +11.1% in Q2 y-o-y (+4.6% in Q1 22; +34.9% in reported terms) as a result of contract and fibre accesses growth, tariff upgrades and Oi's mobile accesses contribution.
OIBDA rose 8.5% in Q2 22 (+1.6% in Q1 22; +17.0% in reported terms) thanks to revenue growth, the generation of efficiencies, and the contribution from Oi's mobile accesses, offsetting inflation impact and commercial expenses.
OIBDA-CapEx in H1 22 increased 3.8%, with a CapEx/Revenues ratio of 19%.

TELEFÓNICA INFRA

Key Messages
•T. Infra manages a portfolio of FTTH vehicles, data centres and submarine cable investments
•Sale of a 45% stake of Bluevia, neutral wholesale FTTH provider in rural areas in Spain, to Vauban/CAA
•Working on a new fibre vehicle in the UK to deploy sustainable FTTH networks in unattended areas

Operating performance
In Brazil, FiBrasil (CDPQ 50%, T. Infra 25% and T. Brazil 25%) provides services over a neutral FTTH network, focusing its rollout on selected mid-sized cities with a deployment target of over 6m premises passed within 4 years. FiBrasil continued its roll-out, reaching a total of 2.5m premises passed, having added 267k in Q2 22. It recently celebrated its first anniversary and was recognised by its employees with the Great Place to Work® Brazil certification.
In Germany, Unsere Grüne Glasfaser (UGG) (Allianz 50%, T. Infra 40% and T. Deutschland 10%), has a deployment target of over 2m premises passed within 6 years in underserved rural and semi-rural regions. UGG started as a fully greenfield operation and has already launched operations in eight federal states (“Länder”) connecting multiple municipalities to its green FTTH network. As of Jun-22, UGG has >380k premises under signed MoUs.
On 25 July, Telefónica sold a 45% stake in Bluevia, a neutral wholesale FTTH provider in rural areas in Spain, to the consortium Vauban/CAA. The price paid for the 45% stake in Bluevia is €1,021m in cash, valuing 100% of the company at €2.5bn, an implied multiple of 27.1 times over its proforma OIBDA for 2022E. Bluevia will increase its fibre coverage in the next two years from the current 3.5m to 5m premises passed. With this transaction, Telefónica will maintain a 55% stake (T.España 30%; T. Infra 25%), the closing of which is subject to obtaining the corresponding regulatory approvals.
Nabiax, the data centre company owned by Asterion Industrial Partners (80%) and T. Infra (20%), after the second tranche of the transaction was completed in May 22, is operating 14 data centres in seven countries (Spain, Chile, Brazil, Argentina, Peru, U.S., and Mexico) with a combined IT power of 48 MW. These infrastructures are hyperconnected through fibre and most of them have the Uptime Institute’s Tier III & IV certifications.
Telxius is expected to receive in Q4 22 the regulatory and competition approvals for the increased stake. Its good commercial momentum continued with bandwidth (Gbps) provisioned for capacity services growing by 44% (H1 22 y-o-y). The value of contracts signed with third parties increased by 21% (H1 22 y-o-y), reaffirming the incremental demand from hyperscalers and relevant carriers. This strong commercial momentum, together with good cost management, drove +6.4% organic and +16.0% reported OIBDA4 growth (H1 22 y-o-y).
Telxius' traffic increased by 9% y-o-y in Q2 22 (+1 p.p. vs Q1 22), even despite the great boost already seen on previous years’ traffic associated with the pandemic and the development of the new digital era.
During Q2 22, Telxius and the Brazilian Network Information Center (NIC.br), a non-for-profit organisation in charge of the operation of the ".br" domain, have signed a cooperation agreement to expand the Internet Exchange Point of Salvador de Bahia (Brazil) to the Telxius’ cable landing station in the city. This will be an attractive connection point for hyperscalers looking to interconnect with local companies, which in turn represents a great connectivity opportunity for local operators.

4 Constant perimeter (excluding Tower business)

TELEFÓNICA TECH
(y-o-y changes)

Key messages
•Growth at scale on improved capabilities, continued market outperformance
•Revenue mix transformation towards higher value services leveraging latest acquisitions and commercial activity
•Recognition by Industry Analysts (Avasant, Global Data) improving our competitive position in EMEA

Telefónica Tech is playing a key role in supporting companies on their digitalisation journey. A dedicated team of c.5,500 highly skilled professionals (>30 nationalities and c. 3,000 certifications in third party technologies), bring their experience to develop, integrate and implement technologies that help clients create business value and sustainable impact (most products and services have an Ecosmart seal). Our capabilities reach +5.5m B2B Telefónica’s customers in 175 countries.
In H1 22, T. Tech reinforced its Cloud and Data Analytics capabilities and growth profile with the acquisitions of Incremental (Microsoft Dynamics partner in UK&I) & BE-terna (Microsoft Dynamics partner in Germany and other markets). T. Tech’s services leadership capabilities were recognised in “Cybersecurity Services 2022 Radar View" and “Global Industrial IoT Services: Competitive Landscape Assessment“ by Avasant & Global Data, respectively.

Financial Performance
Revenue reached €335m in Q2 22 (+64.8% y-o-y) and €634m in H1 22 (+71.9% y-o-y) driven by the outperformance of businesses in constant perimeter (c.30% y-o-y, largely outperforming the market growth) and the integration of operations acquired in the last 12 months. Both T. Cybersecurity & Cloud Tech and T. IoT & Big Data Tech are growing above market and reached €566m (+73.7% y-o-y) and €69m (+59.4% y-o-y) respectively in H1 22.

Operating performance
T. Cybersecurity & Cloud Tech provides an integrated value proposition based on own professional and managed services and third-party solutions with a solution-centric approach. Q2 22 highlights:
•Strong commercial activity in H1 22. We have closed +17k contracts (bookings >70% y-o-y). Contracts closed in H1 and the current commercial funnel show a higher weight of professional and managed services.
•Strengthened partner ecosystem announced at the RSA Conference 2022, a global CyberSecurity event, with relevant alliances with Netskope, Constella Intelligence and Cisco. T. Tech has also signed a strategic agreement with Red Hat and IBM to co-create and develop new multi-cloud enterprise solutions thanks to the evolution of the proposal of containers available for VDC to enable its deployment on the infrastructure of hyperscalers.
T. IoT & Big Data Tech’s offering “AI of Things” is a unique E2E value proposition including best-in-class professional services and partnerships. Q2 22 highlights:
•Accelerated commercial activity during H1 22. Bookings grew >70% y-o-y mainly driven by sectors such as Water Metering, Smart Stadiums, Industry and Big Data for Public Administrations.
•Collaboration with NTT DATA to integrate 5G in intra logistics management for CIE Automotive. Through a scalable platform based on 5G, the incorporation of mobile autonomous devices is managed, enabling flexible automation of internal logistics processes giving the client full visibility and control of the operation.
•Successfully providing direct IoT service delivery in Spain since Dec-21, with an agile MVNO model to easily operate their businesses, have full E2E ownership and easily deploy IoT solutions.

TELEFÓNICA HISPAM
(y-o-y changes in organic terms)

20%	of total Telefónica H1 22 revenue	15%	of total Telefónica H1 22 OIBDA	18%	of total Telefónica H1 22 OIBDA-CapEx
Weights calculated with revenue, OIBDA and CapEx (ex. spectrum) with 50% of the VMO2 JV

Key Messages
•Continued capturing high demand for connectivity in the region, mainly in mobile contract, FTTH & Cable and IPTV, despite the increased competition in the region
•For the second quarter in a row, all countries posted y-o-y revenue growth (organic and reported)
•OIBDA-Capex in H1 22 grew 27.9% and the CapEx/Sales ratio stood at 7%

Operating performance

TELEFÓNICA HISPAM
ACCESSES
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Retail Accesses	109,152.9	109,498.6	109,061.1	110,395.5	109,226.2	110,090.2	0.5
Fixed telephony accesses	7,668.1	7,489.2	7,237.3	7,034.1	6,845.6	6,647.4	(11.2)
Broadband	5,555.0	5,654.8	5,700.5	5,756.9	5,795.7	5,852.0	3.5
UBB	3,894.3	4,108.5	4,280.0	4,432.2	4,576.2	4,757.6	15.8
FTTH & Cable	3,642.4	3,886.5	4,086.9	4,259.0	4,427.1	4,624.4	19.0
Mobile accesses	92,924.7	93,400.5	93,173.0	94,612.6	93,566.8	94,559.5	1.2
Prepay	66,145.0	65,926.8	65,143.7	66,075.3	64,645.4	65,171.8	(1.1)
Contract	22,611.4	23,099.6	23,494.7	23,799.6	24,007.1	24,204.9	4.8
IoT	4,168.3	4,374.2	4,534.6	4,737.6	4,914.3	5,182.9	18.5
Pay TV	2,864.1	2,872.5	2,869.0	2,905.3	2,940.3	2,957.3	3.0
IPTV	646.4	724.9	811.2	913.2	1,011.2	1,115.8	53.9

Total Accesses	109,173.2	109,518.8	109,080.7	110,414.7	109,244.8	110,108.7	0.5

SELECTED OPERATIONAL DATA
Unaudited figures (Thousands)
	2021				2022

	March	June	September	December	March	June	% Chg

Total UBB Premises passed	13,216.1	13,813.7	14,527.0	15,159.3	16,080.4	16,951.2	22.7
Owned (Fully/Partially)	12,421.6	12,762.2	13,173.1	13,558.2	14,363.9	15,156.1	18.8
Total FTTH & Cable	11,084.3	11,682.6	12,399.2	13,035.7	13,960.2	14,842.7	27.0
Owned (Fully/Partially)	10,289.8	10,631.1	11,045.3	11,434.5	12,243.7	13,047.6	22.7
Uptake FTTH	33%	33%	33%	33%	32%	31%	(2.1 p.p.)

Notes:
- FTTH uptake includes FTTH connected divided by the total FTTH premises passed.
- 2021 numbers have been updated due to a regularisation of Peru's cable premises passed.

SELECTED OPERATIONAL DATA
Unaudited figures
	2021				2022

	March	June	September	December	March	June	% Chg

Mobile churn (quarterly)	3.0%	3.0%	3.5%	3.0%	3.7%	3.0%	(0.1 p.p.)
Contract	2.0%	2.2%	2.3%	2.3%	2.5%	2.6%	0.4 p.p.
Mobile churn (cumulative YTD)	3.0%	3.0%	3.2%	3.1%	3.7%	3.3%	0.3 p.p.
Contract	2.0%	2.1%	2.2%	2.2%	2.5%	2.6%	0.4 p.p.
Mobile ARPU (EUR) (cumulative YTD)	3.2	3.2	3.3	3.3	3.5	3.6	1.5
Contract	9.1	9.0	9.0	9.1	9.5	9.7	(0.3)
Note:
- ARPU: monthly average revenue divided by the monthly average accesses of the period.

In mobile, contract accesses increased by 5% y-o-y (Mexico +17% y-o-y), with +198k net adds in Q2 (+405k in H1 22), underscoring the recovery in Chile (+62k in Q2 22 vs. -39k in Q1 22) and the sustained growth in Colombia (+89k in Q2 22 vs. +102k in Q1 22).
In the fixed business, FTTH rollout continued to accelerate, leveraged on the InfraCos in Chile and Colombia, and the agreements with ATP and ATC. As a result, the use of alternative models of network deployment accounted for 62% of the last twelve months FTTH premises passed. T. Hispam has reached 14.8m premises passed with FTTH and cable after passing 0.8m premises in the last quarter (3.2m LTM). Of note was the growth in Chile and Colombia, where connections increased by 31% and 62% y-o-y in June 22, maintaining the uptake in the region at 31%, despite the faster rollout.

Financial performance

TELEFÓNICA HISPAM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - June		% Chg		April - June		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	4,526	3,945	14.7	4.3	2,376	2,007	18.4	4.2
Mobile Business	2,944	2,574	14.4	3.7	1,548	1,315	17.7	3.5
Handset revenue	736	654	12.4	3.7	392	338	16.1	4.1
Fixed Business	1,582	1,363	16.0	5.7	829	687	20.6	9.3
Operating income before D&A (OIBDA)	1,094	769	42.3	6.2	497	373	33.4	10.2
OIBDA Margin	24.2%	19.5%	4.7 p.p.	0.4 p.p.	20.9%	18.6%	2.4 p.p.	1.2 p.p.
CapEx	429	501	(14.3)	(22.8)	313	151	106.9	1.3
Spectrum	130	135	(4.1)	(6.1)	130	1	n.s.	n.s.
OIBDA-CapEx	665	268	148.2	27.9	184	221	(16.8)	15.2

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- Q1 22 OIBDA was positively impacted by capital gain related with the sale of 60% of InfraCo Colombia (€184m).

Revenue (+4.2% y-o-y; +18.4% y-o-y reported) in Q2 22 sustained y-o-y growth in both service revenue and handset sales (+4.1% in both). It is worth highlighting the growth in Colombia, where revenue increased by 21.0% y-o-y (+10.6% in Q1 22) thanks to the acceleration in service revenue and the good traction of Movistar Money in handset financing.
OIBDA growth accelerated to +10.2% y-o-y (+2.3% in Q1 22) driven by Perú (+52.7%) and Chile (+18.5%, positively impacted by €30m capital gain associated with the data centre sale). Reported OIBDA increased by +33.4% in Q2 22 (+50.7% in Q1 22) positively impacted by LatAm currency appreciation being partially offset by €7m of restructuring expenses in Argentina. OIBDA margin stood at 20.9% (+1.2 p.p. y-o-y).
In Q2 22, CapEx, €130m were recorded for the renewal of the 15MHz spectrum in the 1900MHz band in Colombia, allowing the Company to continue offering high quality 4G services.

TELEFÓNICA HISPAM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)	January - June		% Chg		April - June		% Chg

	2022	2021	Reported	Organic	2022	2021	Reported	Organic

Revenue	4,526	3,945	14.7	4.3	2,376	2,007	18.4	4.2
Telefónica Argentina	1,092	870	25.5	—	590	458	28.9	—
Telefónica Chile	896	866	3.5	2.0	451	442	1.9	0.1
Telefónica Perú	860	748	14.9	5.5	446	377	18.2	3.2
Telefónica Colombia	767	648	18.3	15.8	410	318	28.8	21.0
Telefónica México	534	485	10.1	0.2	278	246	13.1	0.1
Others & eliminations	378	328	15.2	2.5	202	165	22.2	3.4

Handset revenue	736	654	12.4	3.7	392	338	16.1	4.1
Telefónica Argentina	169	133	27.4	—	95	72	31.5	—
Telefónica Chile	169	188	(9.9)	(6.3)	85	96	(11.5)	(7.8)
Telefónica Perú	115	106	8.4	(0.5)	62	56	11.8	(1.9)
Telefónica Colombia	118	73	61.3	57.8	66	36	84.2	74.0
Telefónica México	130	126	3.1	(6.1)	66	62	6.4	(6.0)
Others & eliminations	34	28	20.9	8.2	18	16	13.1	(2.8)

OIBDA	1,094	769	42.3	6.2	497	373	33.4	10.2
Telefónica Argentina	128	82	56.3	—	78	40	91.8	—
Telefónica Chile	258	260	(0.8)	14.5	140	132	6.2	18.5
Telefónica Perú	176	104	68.9	30.8	97	36	167.5	52.7
Telefónica Colombia	374	192	95.1	(5.8)	100	97	2.3	(3.9)
Telefónica México	37	31	19.7	(3.6)	19	13	42.0	7.3
Others & eliminations	122	101	21.3	(7.2)	64	53	19.8	(13.4)

Notes:
- OIBDA before management and brand fees.
- Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, both operations are adjusted by inflation and are to be accounted at the closing exchange rate.
- Q1 22 OIBDA was positively impacted by capital gain related with the sale of 60% of InfraCo Colombia (€184m).

•Chile: Revenue grew 0.1% y-o-y in Q2 22, leveraged on the good performance of fibre, pay TV and contract. OIBDA grew 18.5% y-o-y positively impacted by the sale of the data centre (€30m).
•Perú: The growth in FTTH accesses, coupled with progressive price updates, maintained revenue growth (+3.2% y-o-y in Q2 22), in spite of the difficult political and economic environment. OIBDA grew by +52.7% y-o-y in Q2 22. For the 11th consecutive year, the Company received the "Socially Responsible Company" certification, with a score of 97.3 out of 100, improving previous years' results.
•Colombia: Revenue grew by 21.0% y-o-y in Q2 22 thanks to the growth of handset sales and contract, fibre and digital service revenue. OIBDA declined by -3.9% y-o-y in Q2 22, mainly due to higher commercial and network costs. The Company also received confirmation of the reduction in the cost of financing a loan following a PwC report that assures the compliance of defined targets, energy consumption per unit of traffic and energy from renewable sources, percentage of women in leadership positions and percentage of employees and third parties trained in information security.
•México: Revenue grew by +0.1% y-o-y in Q2 22 and service revenue by +2.1%, mainly due to the progressive growth in contract. OIBDA increased by +7.3% y-o-y despite lower mobile termination rates. H1 22 OIBDA-CapEx, increased by 8.4%. Migration to AT&T's access network (agreement signed in 2019) was successfully completed on June 30th and has significantly reduced the carbon footprint (saving ~32.6kWh); more than 2,500 sites have been decommissioned of which 45% of the equipment has been traded, stored or used for internal consumption and 44% has been recycled.
•Argentina: Revenue increased by +36.8% y-o-y in Q2 22 in local currency due to higher contract (+4%) and FTTH (+23%) accesses and continued tariff upgrades. OIBDA increased by +33.1% y-o-y in Q2 22 in local currency. Movistar has been recognised as the fastest Internet in Argentina, receiving the Speedtest Award from Ookla, a global leader in Internet testing and analysis.

Corporate transactions in 2022 and 2021
During January-June 2022
•On January 11th 2022, the transaction between T. Colombia and a Colombian company controlled by KKR (“InfraCo”) for the sale and purchase of certain fibre assets owned by T. Colombia and for the provision of wholesale connectivity services by InfraCo to T. Colombia, the development of activities of deployment of fibre network, and other associated services, was completed. T. Colombia has 40% of the shares of a Spanish company controlled by KKR (“HoldCo”), the sole shareholder of InfraCo.
•On January 13th 2022, T. Centroamérica Inversiones, S.L (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in T. Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V.
•On March 21st 2022, T. Tech signed and completed the acquisition of UK based Incremental, one of the fastest growing Microsoft partners in the UK.
•On April 20th 2022, the transaction relating to the share purchase agreement and other commitments between T. Brasil, Tim and Claro, all of which are the purchasers, and Oi, the seller of the Oi Group's mobile telephony assets, was closed.
•On June 9th 2022, it was closed the agreement reached by the company T. Cybersecurity & Cloud Tech with certain investment funds managed by Deutsche Private Equity GmbH (and other sellers) for the acquisition of the 100% of the shares of the German company BE-terna Acceleration Holding GmbH and its subsidiaries.
•On June 9th, 2022, Repsol and Telefónica set up Solar360 de Repsol and Movistar S.L., with a 50% stake each, a joint venture to develop the photovoltaic self-consumption business, offering integral self-consumption solutions to private customers, neighbourhood associations and companies, both SMEs and large companies, through the installation of solar panels. In addition, the company Solar360 Soluciones de Instalacion y Mantenimiento S.L. was set up with a 51% stake held by Telefónica.

During January-December 2021
•On June 1st 2021, following the agreement reached between Telefónica and Liberty Global to combine into a 50-50 joint venture (JV), their operating businesses in the UK, the closing of the transaction was carried out, resulting in the combination of both businesses into the JV called VMED O2 UK Ltd (VMO2).
•On June 1st 2021, following the agreement reached between Telxius Telecom and American Tower International for the sale of Telxius telecommunications towers division, the closing of the sale of the telecommunication towers division located in Europe was carried out.
•On June 3rd 2021, in relation to the above agreement, the closing of the sale of the telecommunication towers division located in Latin America (Brazil, Peru, Chile and Argentina) was carried out.
•On July 1st 2021, the transaction regarding the stock purchase agreement entered into between T. Chile and KKR for the sale of 60% of the shares of “InfraCo” was completed.
•On July 2nd 2021, following the agreement reached by T. Brasil and T. Infra with CDPQ on March 2nd 2021, for the construction, deployment and commercialisation of a FTTH network in Brazil, in medium-sized cities outside the State of São Paulo, through a JV called "FiBrasil", the transaction was closed. T. Group and CDPQ each own a 50% stake in FiBrasil, under a co-control governance model.
•On July 29th 2021, T. Cybersecurity & Cloud Tech reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom (Cancom UK&I, renamed to Telefónica Tech UK & Ireland, Limited).
•On August 2nd 2021, regarding the agreement reached between Telxius Telecom and American Tower International for the sale of Telxius telecommunications towers division, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from T. Germany, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out.
•On August 9th 2021, Telefónica transferred the entire share capital of T. Costa Rica to Liberty Latin America.

Consolidated financial statements

TELEFÓNICA
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited figures (Euros in millions)
	June 2022	December 2021	% Chg

Non-current assets	89,033	84,284	5.6
Intangible assets	12,458	11,725	6.3
Goodwill	18,725	16,519	13.4
Property, plant and equipment	23,723	22,725	4.4
Rights of Use	8,172	7,579	7.8
Investments accounted for by the equity method	12,661	12,773	(0.9)
Financial assets and other non-current assets	7,881	7,347	7.3
Deferred tax assets	5,413	5,616	(3.6)
Current assets	22,108	24,929	(11.3)
Inventories	1,565	1,749	(10.5)
Receivables and other current assets	9,240	8,287	11.5
Tax receivables	2,210	2,120	4.3
Other current financial assets	2,669	3,835	(30.4)
Cash and cash equivalents	6,385	8,580	(25.6)
Non-current assets and disposal groups held for sale (1)	39	358	(89.1)

Total Assets = Total Equity and Liabilities	111,141	109,213	1.8

Equity	31,685	28,684	10.5
Equity attributable to equity holders of the parent and other holders of equity instruments	24,909	22,207	12.2
Equity attributable to non-controlling interests	6,776	6,477	4.6
Non-current liabilities	55,317	55,034	0.5
Non-current financial liabilities	34,914	35,290	(1.1)
Non-current lease liabilities	6,754	6,391	5.7
Payables and other non-current liabilities	3,628	3,089	17.5
Deferred tax liabilities	3,080	2,602	18.3
Non-current provisions	6,941	7,662	(9.4)
Current liabilities	24,139	25,495	(5.3)
Current financial liabilities	5,387	7,005	(23.1)
Current lease liabilities	1,964	1,679	17.0
Payables and other current liabilities	13,537	13,210	2.5
Current tax payables	1,740	2,026	(14.2)
Current provisions	1,511	1,441	4.8
Liabilities associated with non-current assets and disposal groups held for sale (1)	—	134	—

(1) As of December 2021 includes assets and liabilities of T. El Salvador, fibre vehicle in Colombia and other assets reclassified as held for sale.

TELEFÓNICA
CONSOLIDATED CASH FLOW STATEMENT
Unaudited figures (Euros in millions)
	January - June

	2022	2021	% Chg

Cash received from operations	23,208	24,368
Cash paid from operations	(17,463)	(18,238)
Net payments of interest and other financial expenses net of dividends received	(738)	(777)
Taxes proceeds/(paid)	(268)	(241)
Net cash flow provided by operating activities	4,739	5,112	(7.3)

(Payments)/proceeds on investments in property, plant and equipment and intangible assets, net	(2,632)	(3,550)
Proceeds on disposals/ (payments on investments) in companies, net of cash and cash equivalents disposed	(1,376)	13,186
Proceeds/(payments) on financial investments and placements of cash surpluses not included under cash equivalents	2,380	(1,026)
Government grants received	—	—
Net cash flow used in investing activities	(1,628)	8,610	c.s.

Dividends paid	(388)	(498)
Proceeds from share capital increase	—	—
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(226)	(112)
Operations with other equity holders (1)	(175)	19
Proceeds on issue of debentures and bonds, loans, borrowing and promissory notes, and other debts	1,400	2,179
Repayments of debentures and bonds, and other debts and repayments of loans, borrowings and promissory notes	(4,649)	(5,259)
Lease Principal Payments	(1,011)	(916)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(490)	(124)
Net cash used in financing activities	(5,539)	(4,711)	17.6

Effect of changes in exchange rates, cash reclassified to assets held for sale, effect of changes in consolidation methods and others	233	(93)
Net increase (decrease) in cash and cash equivalents during the year	(2,195)	8,918	c.s.

Cash and cash equivalents at the beginning of the period	8,580	5,604
Cash and cash equivalents at the end of the period	6,385	14,522
(1) Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA
NET FINANCIAL DEBT
Unaudited figures (Euros in millions)
June 2022

Non-current financial liabilities	34,914
Current financial liabilities	5,387
Gross Financial Debt	40,301
Cash and cash equivalents	(6,385)
Current financial assets	(2,659)
Non-current financial assets	(4,579)
Mark-to-market adjustment by cash flow hedging activities related to debt	1,031
Other current assets and liabilities	(169)
Other non-current assets and liabilities	1,277
Net Financial Debt	28,817
Lease Liabilities	8,683
Net Financial Debt including Lease liabilities	37,500
- Net financial debt includes a positive value of the derivatives portfolio for a net amount of €2,507m, €1,495m included as financial liabilities and €4,002m included as financial assets.

Unaudited figures	June 2022

Net Financial Debt / OIBDAaL adjusted (1)	2.81x
(1) OIBDA plus adjustments and after Leases.

TELEFÓNICA
NET COMMITMENTS RELATED TO EMPLOYEE BENEFITS
Unaudited figures (Euros in millions)
June 2022

Gross commitments related to employee benefits	5,441
Value of associated Long-term assets	(95)
Tax benefits	(1,395)
Net commitments related to employee benefits	3,951

TELEFÓNICA
EXCHANGES RATES APPLIED
	P&L and CapEx (1)		Statement of Financial Position (2)

Currency units per Euro	Jan - Jun 2022	Jan - Jun 2021	June 2022	December 2021

USA (US Dollar)	1.092	1.205	1.039	1.133
United Kingdom (Sterling)	0.842	0.868	0.858	0.840
Argentina (Argentine Peso) (3)	130.123	113.856	130.123	116.374
Brazil (Brazilian Real)	5.521	6.480	5.443	6.321
Chile (Chilean Peso)	902.112	867.566	968.618	956.736
Colombia (Colombian Peso)	4,273.287	4,366.793	4,313.937	4,509.258
Costa Rica (Colon)	723.356	742.942	719.386	730.994
Mexico (Mexican Peso)	22.129	24.306	20.923	23.182
Peru (Peruvian Nuevo Sol)	4.122	4.490	3.975	4.515
Uruguay (Uruguayan Peso)	45.660	52.426	41.426	50.624
Venezuela (Bolivar Digital) (3)	22.255	10.695	22.255	18.655
(1) Average exchange rate for the period.
(2) Exchange rates as of 6/30/2022 and 12/31/2021.
(3) Following the consideration of the Argentine and Venezuela economies as hyperinflationary from an accounting perspective, the operations are adjusted by inflation and are to be accounted at their corresponding closing exchange vs the Euro (in the case of Venezuela, Telefónica uses a synthetic exchange rate based on 'Bolivar Digital' since October 2021. For prior periods, and for comparative purposes, the synthetic exchange rate has been restated to 'Bolivar Digital').

NET FINANCIAL DEBT PLUS LEASE LIABILITIES STRUCTURE BY CURRENCY
Unaudited figures	June 2022

	EUR	BRL	HISPAM	OTHERS

Net financial debt plus Lease Liabilities structure by currency	69%	20%	10%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN
Unaudited figures	June 2022
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives

Total financial liabilities (1)	91%	8%	2%
(1) Includes positive value of derivatives and other financial debt.

CREDIT RATINGS
	Long-Term	Short-Term	Perspective	Date of last rating change

Moody's1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-2	Stable	9/5/2016
S&P1	BBB-	A3	Stable	11/20/2020
(1) The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

ESG RATINGS
	Overall score/rating	Relative positioning	Date of last rating change

CDP	A	Among 277 'A List' companies worldwide	Dec-21
Digital Inclusion Benchmark	89.5	1st worldwide	Dec-21
FTSE Russell	4.4/5	1st in sector	Dec-21
Moody's Vigeo Eiris	67/100	3rd / 37 (sector)	Oct-21
MSCI	A	Average in sector	Dec-21
Ranking Digital Rights	Included	1st in sector	Feb-21
Refinitiv	A-	6th in sector	May-22
S&P DJSI	87/100	Listed in DJSI Europe	Dec-21
Sustainalytics	17.4 (low risk)	16th / 227 (sector)	Oct-21

Alternative performance measures
The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, as they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed separately or as a substitute for the measures presented according to the IFRS.
Effect of the incorporation of the joint venture between Telefónica and Liberty Global in the UK
Telefónica UK, which was fully consolidated, left the consolidation perimeter on June 1, 2021. On the same date, the closing of the transaction resulting in the VMED O2 UK Ltd joint venture (VMO2) was carried out. VMO2 is considered a reportable segment in the consolidated financial statements of the Group, as Telefónica UK was until June 1, 2021, while VMO2 is a joint venture and as such it is registered by the equity method under IFRS. The effect on the Group's alternative performance measures included in this document is as follows:
•OIBDA/OIBDA - CapEx: Telefónica UK ceased to consolidate in the Group's OIBDA on June 1, 2021. The OIBDA of VMO2 does not compute in the Group's consolidated OIBDA.
•Debt indicators: Telefónica UK's debt is no longer consolidated in the Group as of June 1, 2021. The debt of VMO2 is not consolidated in the Telefónica Group debt.
•Free cash flow: Telefónica UK ceased to consolidate in the Group's free cash flow on June 1, 2021. From that date, dividends received from VMO2 are included in the Group's Free Cash Flow.
•Organic variations: 50% of VMO2's results are computed in the Group's organic variations in order to provide a more complete view of the evolution of the businesses managed by the Company and to reflect the relative weight of the different geographies. Furthermore, the Performance by segment table presents, in addition to the consolidated figures calculated in accordance with IFRS, the consolidated revenue, OIBDA and CapEx figures, aggregating 50% of VMO2.
•Underlying result: Telefónica UK ceased to consolidate in the Group's underlying profit or loss on June 1, 2021. VMO2 is included in the Group's underlying profit or loss under equity accounted investments.
Operating income before depreciation and amortisation (OIBDA)
Operating income before depreciation and amortisation (OIBDA) is calculated by excluding solely depreciation and amortisation from Operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for Operating income.
Furthermore, the Group uses the OIBDA margin measure, which is the result of dividing OIBDA by revenue.
Reported figures for 2021 and 2022 include the impacts of IFRS 16 Leases. Since the adoption of the new standard (January 1, 2019) most of lease expenses that under prior accounting standard affected operating expenses, are now affecting depreciation and amortisation or net financial expenses, resulting in higher OIBDA under IFRS 16.
The detailed reconciliation of Telefónica Group's OIBDA and Operating Income can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/05/rdos22t2-data.zip. OIBDA is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2022 (see "Alternative measures not defined in IFRS" in Note 2).
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures. OIBDA-CapEx excluding spectrum acquisitions is defined as Operating income before depreciation and amortisation, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
Furthermore, the Group uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenue.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the Group's businesses and in our internal budgeting process.

Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions is a measure expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered a substitute for Operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions are also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2022 (see "Alternative measures not defined in IFRS" in Note 2).
Debt indicators
a)Net financial debt and Net financial debt plus leases and Net financial debt plus commitments
As per the Group calculation, net financial debt includes: i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives), ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component) and (iii) financial liabilities included in “Liabilities associated with non-current assets classified as held for sale”.
From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, iv) other interest-bearing assets (components of “Receivables and other current assets”, “Tax receivables” and “Financial assets and other non-current assets” in the consolidated statement of financial position), v) cash and other current financial assets included in “Non-current assets classified as held for sale” and vi) mark-to-market adjustment by cash flow hedging activities related to debt. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, instalments for the long-term sales of terminals to customers and other long-term financial assets.
Since the adoption of IFRS 16 Leases in 2019, the indicator “Net financial debt plus leases” was included, which is calculated by adding to the net financial debt the lease liabilities under IFRS 16 (including also those corresponding to the companies held for sale) and deducting assets from subleases. This indicator cannot be presented comparatively for periods prior to 2019.
Net financial debt plus commitments is calculated by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
Net financial debt, net financial debt plus leases and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of Group solvency using the same measures used by Group management. They are used to calculate internally certain solvency and leverage ratios. Nevertheless, none of them should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The reconciliation of Telefónica Group's gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus leases at the end of June 2022 can be found on page 31 of this document and in the financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/05/rdos22t2-data.zip. Net financial debt is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2022 (see "Alternative measures not defined in IFRS" in Note 2).
b)Leverage ratio
Since the first quarter of 2020 (once annual homogeneous data was available after the adoption of IFRS 16 in January 2019), the leverage ratio is calculated as the ratio of net financial debt over OIBDAaL (OIBDA after leases) for the past 12 months, including or excluding the OIBDAaL of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain non-ordinary factors.
The reconciliation of the leverage ratio can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/05/rdos22t2-data.zip.

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (payments)/proceeds on investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
Since the adoption of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to guarantee comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the “Free cash flow” of 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" was added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by Group management. Nevertheless, free cash flow should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/05/rdos22t2-data.zip. Free cash flow is also defined in the condensed consolidated interim financial statements for the six-months ended June 30, 2022 (see "Alternative measures not defined in IFRS" in Note 2).
Organic variations
Y-o-y changes referred to in this document as "organic" or presented "in organic terms" intend to present a homogeneous comparison by applying adjustments which are described herein. "Organic" variations provide useful information about the evolution of the business due to several factors:
•They provide information on the organic performance of the Group's operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, adjusting the results corresponding to the participation of relevant non-consolidated operations in the Group (VMO2 joint venture in the UK), removing the impact of certain exogenous factors which may distort the y-o-y comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.
•Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term "organic" is not a term defined in IFRS, and the "organic" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "organic" variation 2022/2021 is defined as the reported variation adjusted by the following factors:
•Includes 50% of VMO2 joint venture's results.
•Assumes average constant foreign exchange rates of 2021. Nevertheless, the reported variation of the companies of the countries with hyperinflationary economies (Argentina and Venezuela) is excluded.
•Considers a constant perimeter of consolidation.
•At OIBDA and OIBDA-CapEx levels, does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and OIBDA-CapEx can be found in the selected financial information contained in https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/05/rdos22t2-data.zip.
Underlying Result
“Underlying” result or results in “underlying” terms intend to present a result adjusted by certain factors which distort the analysis of the business performance, but without adjusting for exchange rates, hyperinflation, or perimeter. The underlying result is calculated up to net income, while organic variations are calculated up to the Operating income and OIBDA - CapEx. The "underlying" result provides useful information for the company and market agents because:
•It provides additional information on the underlying performance of the Group's operations, removing the distorting effects of certain factors, as they are specific to a certain moment and not associated with the ordinary performance of the business, facilitating the underlying analysis of the business.
•The inclusion of the business underlying performance is used both internally and by the various agents in the market to consistently monitor trends and operating performance of the business; this data also facilitates the relation between the business performance of Telefónica and that of other operators, although the term "underlying" is not a term defined in IFRS, and the "underlying" measures included herein may not be comparable to similar measures presented by other companies.
For the purposes of this document, "underlying" result is defined as the reported result as adjusted by the following factors:
•Does not include capital gains/losses from the sale of companies, for significant impacts, write-offs, material non-recurring impacts and restructuring costs.
•Amortisation of intangible assets from purchase price allocation processes is also excluded.
Reconciliation between reported data and OIBDA underlying figures and net income can be found on the selected financial information contained on https://www.telefonica.com/en/wp-content/uploads/sites/5/2022/05/rdos22t2-data.zip.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and other aspects related to the activity and situation of the Company.
The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief", “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC).
Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances.
This document may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in the present document are included in the Appendix “Alternative performance measures”, page 33 of this document. Moreover, recipients of this document are invited to read Telefónica’s condensed interim consolidated financial statements and interim consolidated management report for the six-month period ended June 30, 2022 submitted to the CNMV, in Note 2, page 14, of the pdf filed.
Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 28, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.